Mingteng International Corporation Inc.

Lvhua Village, Luoshe Town,

Huishan District, Wuxi,

Jiangsu Province, China 214189

April 30, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Eranga Dias and Evan Ewing

Re:	Mingteng International Corporation Inc.
Request for Withdrawal Pursuant to Rule 477 of Registration Statement on Form F-1 File No. 333-284536

Dear SEC Officers:

On January 28, 2025, Mingteng International Corporation Inc. (“we,” “our,” or the “Company”) initially filed a Registration Statement on Form F-1 (File No. 333-284536) (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”) with the Securities and Exchange Commission (the “Commission”). The Registration Statement subsequently became effective on March 31, 2025.

Pursuant to Rule 477 under the Securities Act, we hereby submit this letter to notify the Commission of the withdrawal of the Registration Statement because the Company has elected not to proceed with the offering of securities contemplated by the Registration Statement at this time.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) promulgated under the Securities Act.

Accordingly, the Company hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission.

If you have any questions or comments concerning this request, please call our legal counsel, Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP, at (212) 588-0022.

Sincerely,

/s/ Yingkai Xu
Name: Yingkai Xu
Title: Chief Executive Officer and Chairman of the Board